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                                                           Exhibit 99.(g)(1)(iv)

[INVESTORS BANK & TRUST LETTERHEAD]

July 1, 2003


Mr. Mike J. Roland
Treasurer
ING Partners, Inc.
7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258-2034

Dear Mike,

Reference is made to the Custodian Agreement, dated as of December 14, 2001 (as such Custodian Agreement has been amended and extended from time to time) (the "Agreement"), between ING Partners, Inc. ("Client") and Investors Bank & Trust Company (the "Bank"). Capitalized terms used but not defined herein shall have the meaning given to them in the Agreement.

In conjunction with the Bank's performance of deliverables under the Agreement, Client has requested that the Bank use, and the Bank has agreed to use, FT Interactive Data Corporation's ("FT") fair value pricing information service ("FV Information") in accordance with the Client's fair value procedures ("Fair Value Procedures"). Client acknowledges that it has entered into a separate agreement directly with FT pursuant to which Client will be billed directly by FT for the FV Information provided to the Bank for Client.

With regard to the Bank's use of FV Information for the Client, the Bank will accept for use in the calculation of net asset value, a FV Information price for a particular security in accordance with the Fair Value Procedures, including the minimum confidence interval level ("Confidence Interval") that Client designates for use of FV Information on individual securities prices. Client will provide its current Fair Value Procedures and will instruct the Bank, upon its execution of this letter, as to the minimum Confidence Interval. Client will provide changes in its Fair Value Procedures, including Confidence Intervals, in writing to Bank and Bank will implement any required change no later than two
(2) business days after written notice communicating such change is received by the Bank.

Client will release the Bank from any liability for any error or defects in the FV Information (unless such errors were actually or reasonably should have been known to Bank and Bank had a reasonable opportunity to refrain from using such erroneous or defective information), from any claim that the use of the FV Information was inappropriate or damaging in any given circumstance provided that Bank has used the FV Information in accordance with its standard of care under the Agreement and as reasonably directed by Client, and from any liability arising from FT's failure to deliver the FV Information in a timely manner. Further, notwithstanding anything to the contrary in the Agreement, Client agrees to indemnify and hold the Bank harmless (a) in the event that errors or defects occur in the FV Information (unless such errors were actually known or reasonably should have been known to Bank and Bank had a reasonable opportunity to refrain from using such erroneous or defective information), and (b) in the event

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that the Bank must indemnify FT Interactive Data Corporation for any claim by a third party, or a third party makes a claim against the Bank, that the use of the FV Information is inappropriate or damaging in a given circumstance provided that Bank has used the FV Information correctly and as directed by Client.

Sincerely,


Investors Bank & Trust Company


By: /s/ Andrew M. Nesvet
    --------------------

                                Acknowledged and Agreed:

                                On behalf of each series of ING Partners, Inc. which has adopted the Agreement


                                By: /s/ Michael J. Roland
                                   ---------------------------------------------
                                   Name:  Michael J. Roland
                                          --------------------------------------
                                   Title: Treasurer
                                          --------------------------------------